SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ 02.558.074/0001-73 - N I R E 35.300.158.792 Public-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON DECEMBER 03, 2008.

1. DATE, TIME AND PLACE: held on December 03, 2008, at 5:00 p.m., at Av. Roque Petroni Júnior, 1464, 6th floor, B side, São Paulo - SP.

2. CHAIRMAN AND SECRETARY: Luis Miguel Gilperéz López – Chairman; Breno Rodrigo Pacheco de Oliveira – Secretary.

3. ATTENDANCE: the meeting was initiated with the attendance of the Directors that sign these minutes, in compliance with the quorum set forth in the Bylaws.

4. AGENDA AND RESOLUTIONS:

In addition to the presentation made by the Executive Board of Officers of the Company in the Board Meeting held on September 30, 2008, regarding the preliminary studies for a corporate reorganization involving TCO IP S.A., the wholly-owned subsidiary of the Company, (“TCO IP”), the Board of Officers presented the results of the studies initiated at that time and the definitive reorganization proposal, which will imply, as concluded, in the total spin-off of TCO IP, with the consequent merger of part of its net worth by Telemig Participações S.A. and part by Telemig Celular S.A. (“Companies”).

Such structure revealed itself, at the end of the studies, more convenient than the preliminar one presented in the meeting held on September 30, 2008, once it eliminates TCO IP of the corporate structure without affecting the equity interest held by the other shareholders of the involved Companies, as well as TCO IP’s it is more efficient from an economic standpoint, with the same result, which is, simplify the corporate structure eliminating TCO IP and returning the Company to be the direct holder of the shares of Telemig Participações S.A. and Telemig Celular S.A..

Also, for purposes of avoiding the transfer of any liabilities and debts to the merging Companies of the spun-off portion of TCO IP, Telemig Participações S.A. and Telemig Celular S.A, the Board of Officers proposed, within the scope of the operation, that the debts previously ran into for purposes of carrying out the mandatory and voluntary Public Tender Offers (“OPAS”) (by means of the redemption of the Promissory Notes issued by TCO IP for the fund raising regarding the payment of the shares subject to the OPAS) were settled, and by a capital decrease operation, for purposes of absorbing the losses without changing the share number of TCO IP, once such shares do not have nominal value.

After the presentation, the Directors acknowledged the Protocol and Total Spin-Off Justification Instrument of TCO IP S.A. with Merger of the Spun-Off Portions into Telemig Celular Participações S.A. and by Telemig Celular S.A (“Protocol”) to be signed by its wholly-owned subsidiary TCO IP, and Telemig Participações S.A. and Telemig Celular S.A. and the other terms and conditions of the operation, as they understand it will benefit the involved Companies and will not affect its shareholders and, by the unanimity of votes, authorized the Executive board of Officers to take all the necessary measures for the operation to be accomplished, including to vote in the extraordinary shareholders meeting of TCO IP in favor of the capital decrease for purposes of absorbing the company’s losses and the proposal of total spin-off operation, approving all the necessary documents to its completion.

5. ADJOURNMENT OF THE MEETING: As no matters were left to be discussed, the meeting was adjourned and these minutes, after being drawn up, read and approved, were executed by the Board in attendance and by the Secretary, and, then, registered in the proper corporate book.

SIGNATURES: Luis Miguel Gilpérez López - President of the Board of Directors; Shakhaf Wine – Vice-President of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (Director represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício, Félix Pablo Ivorra Cano; Ignácio Aller Mallo (Director represented by Luis Miguel Gilpérez López), José Guimarães Monforte; Luiz Kaufmann and Antonio Gonçalves de Oliveira - Directors and Breno Rodrigo Pacheco de Oliveira – General Secretary.

The present certificate is a true and correct copy of the minutes of the extraordinary meeting of the Board of Directors, held on December 03, 2008 drawn up in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira
General Secretary - OAB/RS No. 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.